Annual Notice Dated May 1, 2026
FUND C
Issued through
Transamerica Life Insurance Company

Separate Account Fund C
This Annual Disclosure Notice (“Notice”) provides certain updated information about Your Fund C contract (“Contract”) that offered three types of variable Annuity Contracts which were called Individual Equity Investment Fund Contracts. These Contracts were Annual Deposit, Single Deposit Deferred and Single Deposit Immediate for non tax-qualified plans only, which are no longer available for purchase.

Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Contract in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable Annuity offerings. Updated audited financial statements for Transamerica Life Insurance Company and for Separate Account Fund C (“Separate Account”) are available, free of charge, at https://dfinview.com/Transamerica/TAHD/DUM893006?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Contract (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Contract prospectus dated May 1, 1998, as supplemented, is incorporated herein by reference and contains more information about the Contract’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

SPECIAL TERMS
Accumulation Account Value - The dollar value of an Accumulation Account.
Administrative Office or Service Center - Transamerica Life Insurance Company, Attention: Customer Care Group, 6400 C Street SW, Cedar Rapids, IA 52499, (800) 525-6205.
Annuitant - The individual on whose behalf a Contract is issued. Generally, the Annuitant will be the Contract Owner.
Annuity - The individual on whose behalf a Contract is issued. Generally, the Annuitant will be the Contract Owner.
Annuity Conversion Rate - The rate used in converting the Accumulation Account Value to an Annuity expressed as the amount of the first Annuity payment to which the Participant or the beneficiary is entitled for each $1,000 of Accumulation Account Value.
Contract – Any one of the Individual Equity Investment Fund Contracts (Annual Deposit, Single Deposit Deferred, or Single Deposit Immediate) described in this Prospectus.
Contract Year - A 12-month period starting on the Contract effective date and ending with the day before the Contract anniversary, and each 12-month period thereafter.
Owner (You, Your) — The person who may exercise all rights and privileges under the Contract. The Owner during the lifetime of the Annuitant and before the Annuity commencement date is the person designated as the Owner in the information that we require to issue a Contract.
Portfolio - The investment Portfolio underlying each variable sub-account in which we will invest any amounts the Owner allocates to that Variable Subaccount.
Portfolio Company(ies) - The investment company(ies) made available as Investment Options under the Contract. Also referred to as underlying fund Portfolios.
Retirement Date - The date on which the first Annuity payment is payable under a Contract.
Separate Account - Separate Account Fund C, a Separate Account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which Premium Payments under the policies may be allocated.
Subaccount — A subdivision within the Separate Account, the assets of which are invested in a specified underlying fund Portfolio.

SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Contract features that have changed since the last current Prospectus. This may not reflect all the changes that have occurred since You entered Your Contract.
  For changes in the names of certain Portfolios and/or Advisers/Sub-advisers please refer to the Appendix - Investment Options Available Under the Contract.
  For updated Portfolio expense information please refer to Important Information You Should Consider About This Contract and the Appendix – Investment Options Available Under the Contract.
  For updated Portfolio performance information please refer to the Appendix – Investment Options Available Under the Contract.

important INFORMATION you should consider about the Contract

Your Contract prospectus dated May 1, 1998, as supplemented, contains more information about the Contract’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?	No. There are no surrender charges or early withdrawal penalties under the Contract.			Surrender of a Contract
Are There Transaction Charges?
Yes. In addition to sales charges deducted from each Deposit, the investor may be subject to other transaction-related charges. These include:
  Sales Load (Front-End Load): A front-end load deducted from each deposit, ranging from 6.5% to 0.5%, depending on the total amount deposited under the Contract.
  Premium taxes may be deducted from each deposit for certain states and could range from 0.0% to 3.5%
Fee Table Charges Under the Contracts
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay depending on the options You choose. Please refer to Your Contract specifications page for information about the specific fees You will pay based on the options You have elected.
Fee Table Charges Under the Contract
	Annual Fee	Minimum	Maximum
	Base Contract[1]	0.55%	1.10%
	Portfolio Company (fund fees and expenses)[2],3	0.64%
1As a percentage of average daily Separate Account value.
2As a percentage of average daily net assets.
[3]See below Appendix: Investment Options Available Under the Contract for more information.
To help You understand the cost of owning Your Contract, the following table shows the lowest and highest cost You could pay each year based on current charges.
	Lowest Annual Cost $1,213	Highest Annual Cost $1,213
	Assumes:	Assumes:
Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Purchase Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Purchase Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. An investor can lose money by investing in the Contract. The value of the Contract is tied to the performance of one Portfolio, which primarily invests in equity securities. Because the Accumulation Account Value and Annuity payments vary with the investment performance of the Portfolio, there is no guarantee of principal or returns.
Synopsis of This Prospectus
Is This a Short-Term Investment?
No. The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. It is designed for long-term retirement planning. The value of the Contract is subject to market fluctuations, and the benefits of the Contract are generally realized over an extended period through Annuity payments.
Synopsis of This Prospectus
What are the Risks Associated with Investment Options?
An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the one Investment Option available under the Contract. Because this is a variable Annuity Contract, the value of Your investment and the amount of Annuity payments are not guaranteed and will fluctuate with the performance of the Portfolio.
Synopsis of This Prospectus The Growth Portfolio
What are the Risks Related to the Insurance Company?
An investment in the Contract is subject to risks related to the Insurance Company (Transamerica). Any obligations under the Contract including Annuity payments, death benefits, and guarantees are subject to the claims-paying ability of the Insurance Company. This means that if the Company experiences financial difficulties, it may impact its ability to meet its obligations under the Contract.
  Although the Separate Account is legally segregated from Transamerica’s general account, the performance of the Contract and the fulfillment of its guarantees ultimately depend on Transamerica’s financial strength and ability to meet its obligations.
More information about Transamerica Life Insurance Company (formerly Transamerica Occidental Life Insurance Company), including our financial strength ratings, is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
Transamerica Occidental and the Separate Account
	RESTRICTIONS			Location in Prospectus
Are There Restrictions on the Investment Options?
Yes. The Contract limits investment options to a single Investment Option. Investors do not have the ability to allocate Contract value among multiple Portfolios or Subaccounts.
  Transamerica reserves the right to substitute or eliminate the Portfolio if it becomes unavailable or inappropriate.
  Transamerica reserves the right to add or remove sub-accounts or investment options in the future.
  Transamerica reserves the right to stop accepting additional Deposits after the initial period, particularly for Single Deposit Deferred Contracts, which require Company consent for Deposits after the first five Contract Years.
The Growth Portfolio
Are There any Restrictions on Contract Benefits?
Yes. The Contract includes certain restrictions and limitations on benefits.
Death Benefits
  The death benefit is limited to the Accumulation Account Value as of the Valuation Day following receipt of due proof of death and payment instructions. There is no guaranteed minimum death benefit beyond the current account value.
  If the Annuitant dies before the Retirement Date, the beneficiary may elect to receive the value as a lump sum or apply it under an Annuity option, subject to federal and state law.
  If the Annuitant dies after the Retirement Date, any benefits payable depends on the Annuity option selected.
Annuity Options
  The Contract Owner may choose from three standard variable Annuity options. Once Annuity payments begin, the selected option governs the continuation or cessation of benefits. Some options provide no guaranteed minimum number of payments.
  Minimum Account Value Requirements
  Withdrawals that reduce the Accumulation Account Value below $10 (Annual Deposit Contract) or $20 (Single Deposit Deferred Contract) will require the Contract to be surrendered. This effectively terminates the Contract and its associated benefits.
  Repayment of Withdrawals
  Withdrawals may be repaid within five years, but only one repayment is allowed per 12-month period. Repayments are subject to administrative charges.
Transamerica reserves the right to amend the Contract to comply with applicable laws or to improve Annuity Conversion Rates. Contract Owners will be notified of such changes.
Death Benefits Annuity Period Surrender of a Contract Changes to Variable Annuity Contracts
	TAXES			Location in Prospectus
What Are the Contract’s Tax Implications?
An investor should consult with a tax professional to determine the tax implications of an investment in and purchase payments received under the Contract. The tax treatment of Annuity Contracts can be complex and depends on individual circumstances.
  There is no additional tax benefit to the investor if the Contract is purchased through a tax-qualified plan or an individual retirement account (IRA), as these plans already provide tax deferral. Using a tax-deferred Annuity within a tax-qualified plan does not provide additional tax advantages.
  Withdrawals from the Contract are generally subject to ordinary income tax on the earnings portion. In addition, if the investor is under the age of 59½ at the time of withdrawal, a 10% federal penalty tax may apply unless an exception is met.
Federal Tax Status
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling the Contract to investors. This compensation is typically paid in the form of commissions and may be funded from the sales charges deducted from each deposit made under the Contract.
  The sales expense charge, which ranges from 6.5% to 0.5% of each deposit, is retained by Transamerica and used to compensate the Underwriter for the sale of the Contracts. The underwriter may then pay commissions to investment professionals who sell the Contracts.
Because of this compensation arrangement, investment professionals may have a financial incentive to recommend or offer this Contract over other investment products that may not provide similar compensation.

Our affiliate, Transamerica Capital, LLC (“TCL”) (formerly known as Transamerica Capital, Inc. (“TCI”)) is the principal underwriter and may share the revenue we earn on this Contract with Your investment professional’s firm.
Charges Under the Contracts – Sales Charge Underwriter
Should I Exchange My Contract?
You should only proceed with an exchange if, after a thorough comparison, You determine that the new Contract better meets Your financial needs and goals than continuing to own Your existing Contract.

Some investment professionals may have a financial incentive to recommend that You exchange Your existing Contract for a new one. This incentive may be based on commissions or other compensation they receive for selling the new Contract.
  Before making any decision to exchange Your current Contract, You should carefully compare the features, fees, and risks of both the existing and proposed Contracts.
  You should also consider any surrender charges, tax implications, or other penalties that may apply if You terminate Your current Contract.

Charges Under the Contracts

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
The following is a list of current Portfolio Companies available under the Contract, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at https://dfinview.com/Transamerica/TAHD/DUM893006?site=VAVUL
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Contract may charge. Expenses would be higher, and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

Investment Objective	Underlying Fund Portfolio and Adviser/Sub-adviser(1)	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 year	5 years	10 years
Seeks to maximize long-term growth.	Transamerica WMC US Growth VP – Initial Class Sub-Advised by: Wellington Management Company, LLP.	0.64%	17.76%	12.32%	16.43%
(1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.

NOTE: All underlying fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
Transamerica Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499
Please retain this Notice for future reference. The last prospectus and statement of additional information for the Contract dated May 1, 1998, as supplemented, contains more information about the Contract. You may contact us for additional information free of charge at (800) 525-6205 or write us at:

Product File Number on Edgar System - 333-156260
EDGAR Contract Identifier No. is #C000074759